UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              E COM VENTURES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   848907 10 1
                                 (CUSIP number)


                                ANTHONY SILVERMAN
                             7305 E. DEL ACERO DRIVE
                            SCOTTSDALE, ARIZONA 85258
                                  480.657.7083
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 20, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 2  of  8 Pages
---------------------                                        -------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Silverman
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     87,375
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       87,375
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    87,375
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.9 (Based on a total of 2,221,434 shares of Common Stock issued as stated in the Issuer's Quarterly Report on Form 10-Q, dated June 18, 2002).
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 3  of  8 Pages
---------------------                                        -------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael E. Jacobson
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     18,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       18,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8 (Based on a total of 2,221,434 shares of Common Stock issued as stated in the Issuer's Quarterly Report on Form 10-Q, dated June 18, 2002).
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 4  of  8 Pages
---------------------                                        -------------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven M. Nelson and Mishawn Nelson
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5 (Based on a total of 2,221,434 shares of Common Stock issued as stated in the Issuer's Quarterly Report on Form 10-Q, dated June 18, 2002).
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 5  of  8 Pages
---------------------                                        -------------------

Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value, (the "Common Stock"), of E Com Ventures, Inc., (E Com) a Florida corporation (the "Issuer"). The principal Executive Office of the Issuer is located at 11701 NW 101st Road, Miami, FL 33178.

Item 2. Identity and Background

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, Arizona 85258. He is a private investor who, for the greater part of the past 10 years has engaged in business as a registered securities professional.

Michael E. Jacobson resides at P.O. Box 3712, Carefree, Arizona 85377. He is a private investor who, for the greater part of the past 10 years has been employed as a registered securities professional.

C & D. Steven M. Nelson and Mishawn Nelson are husband and wife who reside at 14437 North 14th Place, Phoenix, Arizona 85022. Steven M. Nelson is a private investor who, for the greater part of the past 10 years has been employed as a registered securities professional. Mishawn Nelson is a private investor and homemaker.

All of the Reporting Persons are citizens of the United States.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased, each for his or her own account and each acting independently of the other Reporting Persons, the number of shares of the Common Stock of the Issuer shown for each above in the open market with their own funds.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 6  of  8 Pages
---------------------                                        -------------------

Item 4. Purpose of Transaction

Each of the Reporting Persons acquired the Common Stock in the open market for general investment purposes. None of them have yet determined if they will acquire additional shares of the Issuer, but the possibility that one or more of them may do so is not to be excluded.

Except as further described in this Item 4, none of the Reporting Persons have present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

As a matter of their personal judgment, the Reporting Persons believe that the market price of the Issuer's shares do not adequately reflect its operating results or its business prospects as described in the reports filed by the Issuer with the U.S. Securities and Exchange Commission. They propose to engage in informal conversations with the Issuer's management with respect to their concerns to determine what, if any, action could be taken to increase the value of the common stock of the Issuer.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 7  of  8 Pages
---------------------                                        -------------------

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:


                                         Aggregate Number      Percentage
Beneficial Owner                         of Shares Owned        of Class
----------------                         ---------------        --------
Anthony Silverman                             87,375               3.9
Michael E. Jacobson*                          18,500                .8
Steven M. Nelson and Mishawn Nelson           10,000                .5

----------
* Includes shares held as Custodian for: August Jacobson, 1500 shares, Brett Jacobson, 1500 shares, and Margaret Jacobson, 1500 shares. Does not include 1500 shares held by an Individual Retirement Account for the benefit of Barbara Jacobson, his wife.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the formation of the group being reported on in this Schedule 13D. During the past 60 days, Anthony Silverman purchased 43,775 shares at market prices; Michael E. Jacobson purchases 1000 shares at market prices and Steven and Mishawn Nelson purchased 7,000 shares at market prices.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

---------------------                                        -------------------
CUSIP NO. 848907 10 1             SCHEDULE 13D               Page 8  of  8 Pages
---------------------                                        -------------------


     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2002                   By: /s/ Anthony Silverman
                                            --------------------------
                                            Anthony Silverman



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).